Exhibit 99.34

Cresco Labs Announces Accelerating Revenue and Increasing Operating

Leverage in Record Second Quarter 2020 Results

•	Record revenue of $94.3 million, 42% growth QoQ

•	30+% sequential revenue growth in all of the Company’s U.S. markets except Massachusetts

•	Record adjusted EBITDA1 of $16.5 million, 419% growth QoQ

•	Reduced SG&A by $1.5 million QoQ

•	Wholesale revenue growth of 44% QoQ to $55 million and retail revenue growth of 39% QoQ to $39 million

CHICAGO—(BUSINESS WIRE)—August 20, 2020—Cresco Labs Inc. (CSE: CL) (OTCQX: CRLBF) (FSE: 6CQ) (“Cresco Labs” or the “Company”), one of the largest vertically integrated multi-state cannabis operators in the United States, today released its unaudited financial results for the second quarter ended June 30, 2020. All financial information presented in this release is in U.S. dollars, unless otherwise noted.

Management Commentary

“While Q2 continued to be about building, scaling and refining our operations in the largest and most important cannabis markets in the U.S., we are also beginning to see the fruits of our labor come to bear,” said Charles Bachtell, Co-founder and CEO of Cresco Labs. “We grew revenue in every single one of our U.S. markets sequentially by more than 30%, with the exception of Massachusetts, where adult use was halted for part of the quarter. Cresco Labs is the largest wholesaler of branded cannabis products with nearly $55 million in revenue and our Sunnyside* retail strategy is outperforming with $39 million generated from our 17 locations. We are accelerating growth and beginning to generate substantial leverage as we scale our operations and benefit from the investments we’ve made over the past 12 months.”

Second Quarter 2020 Financial Highlights

Operating Results

•

Revenue for the second quarter of 2020 was $94.3 million, an absolute increase of nearly $28 million or a 42% increase over Q1’20 revenue. Revenue increased sequentially by more than 30% in every U.S. market, with the exception of Massachusetts. Wholesale growth was driven by product popularity in California and first harvests from expanded capacity in Illinois and Pennsylvania. Retail growth was driven by strong sequential same-store growth of 31% and two new store openings in Illinois.

•

Operational Gross Profit[1] as a Percentage of Revenue was 47% in the quarter as compared to 48% in the prior quarter. Operating costs associated with the expansion of the Company’s cultivation centers in PA and IL in Q4’19 and Q1’20 were associated with Q2 products sales, impacting the Company’s cost of products sold for the quarter.

•

SG&A was $45.2 million, a reduction of $1.5 million from Q1. SG&A included $5.2 million in non-core costs associated with the integration of Origin House and the termination of the Tryke transaction, $0.8 million in COVID-19 related expenses, and $6.7 million in share-based compensation. Excluding these non-core and non-cash items, SG&A would have been $32.5 million or 35% of revenue.

•

Adjusted EBITDA[1] was $16.5 million, an increase of 419% sequentially. This was achieved while integrating Origin House during the quarter, and was driven primarily from higher revenues and increased operational gross profit in Illinois and Pennsylvania.

•

Net Loss[2] was $4.7 million, which includes unrealized gains and losses on mark-to-market instruments that fluctuate until obligations are settled, changes in fair value of biological assets, interest expense and tax expense.

•

Net Cash Used in Operating Activities was $9.9 million, compared to $40.1 million used in Q1. The improvement in cash used in operating activities was driven by increased operating leverage across the business as the Company scales.

Shares Outstanding

Total shares on a fully converted basis were 377,691,701 as of June 30, 2020.

Conference Call and Webcast

The Company will host a conference call and webcast to discuss its financial results and provide investors with key business highlights on Thursday, August 20, 2020, at 5pm Eastern Time (4pm Central Time). The conference call may be accessed via webcast or by dialing 866-688-4235 (409-216-0711 for international callers) and providing conference ID 2957578. Archived access to the webcast will be available for one year on the Cresco Labs’ investor relations website.

Consolidated Financial Statements

The financial information reported in this news release is based on unaudited management prepared financial statements for the three months ended June 30, 2020. The Company expects to file its unaudited interim consolidated financial statements on SEDAR by August 20, 2020. Accordingly, such financial information may be subject to change. All financial information contained in this news release is qualified in its entirety with reference to such financial statements. While the Company does not expect there to be any material changes, to the extent that the financial information contained in this news release is inconsistent with the information contained in the Company’s financial statements, the financial information contained in this news release shall be deemed to be modified or superseded by the Company’s financial statements. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation for purposes of applicable securities laws. Further, the reader should refer to the additional disclosures in the Company’s audited financial statements for the year ended

December 31, 2019, previously filed on SEDAR.

Cresco Labs references certain non-IFRS financial measures throughout this press release, which may not be comparable to similar measures presented by other issuers. Please see the “Non-IFRS Financial Measures” section at the end of this press release for more detailed information.

About Cresco Labs Inc.

Cresco Labs is one of the largest vertically-integrated multi-state cannabis operators in the United States. Cresco Labs is built to become the most important company in the cannabis industry by combining the most strategic geographic footprint with one of the leading distribution platforms in North America. Employing a consumer-packaged goods (“CPG”) approach to cannabis, Cresco Labs’ house of brands is designed to meet the needs of all consumer segments and includes some of the most recognized and trusted national brands including Cresco, Remedi and Mindy’s, a line of edibles created by James Beard Award-winning chef Mindy Segal. Sunnyside*, Cresco Labs’ national dispensary brand, is a wellness-focused retailer designed to build trust, education and convenience for both existing and new cannabis consumers. Recognizing that the cannabis industry is poised to become one of the leading job creators in the country, Cresco Labs has launched the industry’s first national comprehensive Social Equity and Educational Development (SEED) initiative designed to ensure that all members of society have the skills, knowledge and opportunity to work in and own businesses in the cannabis industry. Learn more about Cresco Labs at www.crescolabs.com.

Non-IFRS Financial Measures

Operational gross profit, EBITDA and Adjusted EBITDA are non-IFRS measures and do not have standardized definitions under IFRS. The Company has provided the non-IFRS financial measures, which are not calculated or presented in accordance with IFRS, as supplemental information and in addition to the financial measures that are calculated and presented in accordance with IFRS. These supplemental non-IFRS financial measures are presented because management has evaluated the financial results both including and excluding the adjusted items and believe that the supplemental non-IFRS financial measures presented provide additional perspective and insights when analyzing the core operating performance of the business. These supplemental non-IFRS financial measures should not be considered superior to, as a substitute for or as an alternative to, and should only be considered in conjunction with, the IFRS financial measures presented herein. Accordingly, the following information provides reconciliations of the supplemental non-IFRS financial measures, presented herein to the most directly comparable financial measures calculated and presented in accordance with IFRS.

Forward Looking Statements

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company’s beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company’s control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as, ‘may,’ ‘will,’ ‘should,’ ‘could,’ ‘would,’ ‘expects,’ ‘plans,’ ‘anticipates,’ ‘believes,’ ‘estimates,’ ‘projects,’ ‘predicts,’ ‘potential’ or ‘continue’ or the negative of those forms or other comparable terms. The Company’s forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including but not limited to those risks discussed under “Risk Factors” in the Company’s Annual Information Form dated April 28, 2020, and other documents filed by the Company with Canadian securities regulatory authorities; and other factors, many of which are beyond the control of the Company. Readers are cautioned that the foregoing list of factors is not exhaustive. Because of these uncertainties, you should not place undue reliance on the Company’s forward-looking statements. No assurances are given as to the future trading price or trading volumes of Cresco Labs’ shares, nor as to the Company’s financial performance in future financial periods. The Company does not intend to update any of these factors or to publicly announce the result of any revisions to any of the Company’s forward-looking statements contained herein, whether as a result of new information, any future event or otherwise. Except as otherwise indicated, this press release speaks as of the date hereof. The distribution of this press release does not imply that there has been no change in the affairs of the Company after the date hereof or create any duty or commitment to update or supplement any information provided in this press release or otherwise.

[1]	See “Non-IFRS Financial Measures” at the end of this press release for more information regarding the Company’s use of non-IFRS financial measures.
[2]	Net loss includes amounts attributable to noncontrolling interests.

Cresco Labs Inc.

Unaudited Financial Information and Non-IFRS Reconciliations

(All amounts expressed in thousands of U.S. Dollars)

Unaudited Consolidated Statements of Operations

For the Three Months Ended June 30, 2020, March 31, 2020 and June 30, 2019

	For the Three Months Ended
($ in thousands)	6/30/2020	3/31/2020	6/30/2019
Revenue	$94,256	$66,380	$29,890
Cost of sales - production costs	(60,835)	(46,200)	(17,145)

Gross profit before fair value adjustments	33,421	20,180	12,745
Realized changes in fair value of inventory sold	(41,774)	(24,584)	(17,620)
Unrealized gain on changes in fair value of biological assets	77,822	38,544	29,814

Gross profit	69,469	34,140	24,939
GP%	73.7%	51.4%	83.4%
Expenses:
Selling, general and administrative	45,186	46,653	19,705
Depreciation and amortization	5,358	4,619	894

Total expenses	50,544	51,272	20,599

Gain (loss) from operations	18,925	(17,132)	4,340

Other (expense) income:
Interest expense, net	(9,597)	(8,216)	(2,087)
Other (expense) income, net	(740)	15,523	(621)
Income (loss) from investment in associate	24	(144)	36

Total other expense, net	(10,313)	7,163	(2,672)

Income (loss) before income taxes	8,612	(9,969)	1,668
Income tax expense	(13,312)	(3,462)	(5,586)

Net loss [1]	$(4,700)	$(13,431)	$(3,918)

[1]	Net loss includes amounts attributable to non-controlling interest.

Cresco Labs Inc.

Summarized Consolidated Statements of Financial Position

As of June 30, 2020 and December 31, 2019

	June 30, 2020	December 31, 2019
($ in thousands)	(Unaudited)	(Audited)
Cash and cash equivalents	$70,994	$49,102
Other current assets	185,732	110,236
Property and equipment, net	175,281	155,839
Intangible assets, net	199,882	94,206
Goodwill	451,632	137,719
Other non-current assets	125,583	69,452

Total assets	$1,209,104	$616,554

Total current liabilities	163,396	150,169
Total long-term liabilities	308,890	143,762
Total shareholders’ equity	736,818	322,623

Total liabilities and shareholders’ equity	$1,209,104	$616,554

Cresco Labs Inc.

Unaudited Revenue and Gross Profit Metrics

For the Three Months Ended June 30, 2020, March 31, 2020 and June 30, 2019

	For the Three Months Ended
($ in thousands)	6/30/2020	3/31/2020	6/30/2019
Revenue	$94,256	$66,380	$29,890
Cost of sales – production costs[1]	(60,835)	(46,200)	(17,145)
Realized changes in fair value of inventory sold	(41,774)	(24,584)	(17,620)
Unrealized gain on changes in fair value of biological assets	77,822	38,544	29,814

Gross profit	$69,469	$34,140	$24,939

Cultivation costs expensed under IAS 41[2]	3,951	6,050	912
Net impact of fair value of biological assets	(36,048)	(13,960)	(12,194)
Expansion, relaunch and rebranding costs[3]	4,616	3,881	722
COVID-19 related expenses	1,887	—	—
Fair value markup for acquired inventory	331	1,889	—

Operational gross profit (Non-IFRS)	$44,206	$32,000	$14,379

Operational GP%	46.9%	48.2%	48.1%

[1]	Production (cultivation, manufacturing, and processing) costs related to products sold during the period.
[2]	Costs would be capitalized under IAS 2 and do not reflect cost of inventory sold in the period.
[3]	Costs related to non-recurring third-party product costs, start-up costs, and samples/discounts to expand footprint and relaunch in certain markets.

Cresco Labs Inc.

Unaudited Reconciliation of Net Income to Adjusted EBITDA

For the Three Months Ended June 30, 2020, March 31, 2020 and June 30, 2019

	For the Three Months Ended
($ in thousands)	6/30/2020	3/31/2020	6/30/2019
Net loss[1]	$(4,700)	$(13,431)	$(3,918)
Depreciation and amortization	9,626	8,368	2,075
Interest expense, net	9,597	8,216	2,087
Income tax expense	13,312	3,462	5,586

Earnings before interest, taxes, depreciation and amortization (EBITDA) (Non-IFRS)	$27,835	$6,615	$5,830

Expansion, relaunch and rebranding costs[2]	4,616	3,881	722
COVID-19 related expenses	2,648	—	—
Other expense (income), net	740	(15,523)	621
(Gain) loss from investment in associate	(24)	144	(36)
Fair value markup for acquired inventory	331	1,889	—
Cultivation costs expensed under IAS 41[3]	3,951	6,050	912
Adjustments for acquisition and other non-core costs	5,205	11,843	3,203
Management incentive compensation (share-based)	7,207	2,235	3,210

Adjusted EBITDA (Non-IFRS)	$52,509	$17,134	$14,462

Net impact of fair value of biological assets	(36,048)	(13,960)	(12,194)

Adjusted EBITDA (non-IFRS), net of impact of biological assets	$16,461	$3,174	$2,268

[1]	Net loss includes amounts attributable to non-controlling interest.
[2]	Costs related to non-recurring third-party product costs, start-up costs, and samples/discounts to expand footprint and relaunch in certain markets.
[3]	Costs would be capitalized under IAS 2 and do not reflect cost of inventory sold in the period.

Cresco Labs Inc.

Unaudited Summarized Consolidated Statements of Cash Flows

For the Three Months Ended June 30, 2020, March 31, 2020 and June 30, 2019

	For the Three Months Ended
($ in thousands)	6/30/2020	3/31/2020	6/30/2019
Net cash used in operating activities	$(9,881)	$(40,101)	$(5,797)
Net cash provided by (used in) investing activities	14,888	(38,641)	(34,863)
Net cash (used in) provided by financing activities	(2,227)	95,020	(4,047)
Effect of foreign currency exchange rate changes on cash	(288)	946	—

Net increase in cash and cash equivalents	2,492	17,224	(44,707)

Cash and cash equivalents and restricted cash, beginning of period	71,376	54,152	113,401

Cash and cash equivalents and restricted cash, end of period	$73,868	$71,376	$68,694

Contacts

Media

Jason Erkes, Cresco Labs

Chief Communications Officer

press@crescolabs.com

312-953-2767

Investors

Aaron Miles, Cresco Labs

Vice President, Investor Relations

investors@crescolabs.com

For general Cresco Labs inquiries:

312-929-0993

info@crescolabs.com